November 8, 2019

Ms. Allison White

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Comments on Preliminary Proxy Statement filed on behalf of Clifford Capital Partners Fund (the “Fund”), a series of World Funds Trust (the “Trust”) (File Nos. 333-148723 and 811-22172)

Dear Ms. White:

This letter provides the Trust’s responses to the comments you provided on November 4, 2019 as it relates to the preliminary proxy statement filed on behalf of the Fund on October 30, 2019. For your convenience, I have summarized the comments in this letter and provided the Trust’s response below each comment.

1.	Comment:	Provide the information required by Item 22(a)(3)(ii) of Schedule 14A.

Response:

The Trust has added the following table to the proxy statement.

The following table sets forth the Proposal(s) shareholders are being asked to vote on:

Fund Name and Share Class	Proposal 1 – New Investment Advisory Agreement	Proposal 2 – Amend Shareholder Services Plan (Rule 12b-1 Plan)
Clifford Capital Partners Fund – Investor Class	X	X
Clifford Capital Partners Fund – Institutional Class	X
Clifford Capital Partners Fund – Super Institutional Class	X

2.	Comment: Provide the information required by Item 22(c)(9) of Schedule 14A.

Response:

The additional investment advisory fee information has been added to the proxy statement as indicated below.

“If the proposed advisory fee had been in place during the fiscal year ended September 30, 2018 the Adviser would have received $107,894 in advisory fees, which represents a 16.67% reduction in advisory fees for that fiscal year. Please consider the comparative fee information provided in this proxy statement to understand the impact these changes will have on your overall cost of investment.”

Ms. White

U.S. Securities and Exchange Commission

November 8, 2019

3.	Comment: Provide the information required by Item 22(c)(10) of Schedule 14A, if applicable.

Response:

The Fund’s investment adviser does manage another fund with the same investment objective as the Fund. So in response to the requirements of Item 22(c)(10), the Trust has added the name of the other fund (Clifford Capital Focused Small Cap Value Fund), assets invested in the fund, advisory fee rate for the fund, and the relevant expense limitation agreement information to the proxy statement.

4.	Comment: On page 7 of the proxy statement you include the sentence listed below. Indicate when the fee increase would take effect.

“Again, if Proposal 2 passes, Investors Class shareholders could see 0.05% increase in their net expenses.”

Response:

The italicized text has been added to the sentence listed above to address your comment.

“Again, if Proposal 2 passes, Investors Class shareholders could see 0.05% increase in their net expenses and this increase would take effect on January 31, 2020 or such later date as is determined by the officers of the Trust after the Plan is approved by the Fund’s Investor Class shareholders.”

5.	Comment: In the Fee Table found on page 8 of the proxy statement, add fee information for Super Institutional Class Shares under the “Current Advisory Agreement” section of the table.

Response:

Fee information for Super Institutional Class Shares has been added to the table under the “Current Advisory Agreement” section.

6.

Comment:

The Fee Table on page 8 of the proxy statement indicates the Investor Class Shares charges a 2.00% redemption fee on shares held for less than 60 days. Should the redemption fee for Investor Class Shares be included with the “Pro-Forma New Advisory Agreement and Rule 12b-1 Fees” section of fee table?

Response:

Yes. The Trust has added the redemption fee for Investor Class Shares to the “Pro-Forma New Advisory Agreement and Rule 12b-1 Fees” section of the fee table.

7.

Comment:

In footnote 2 to the Annual Fund Operating Expense table, the disclosure indicates the waiver and/or reimbursement is subject to repayment by the Fund within three fiscal years following the fiscal year in which the expense was incurred. It is the Staff’s position that fee waivers under an expense limitation arrangement may only be recouped for three years from the date of the waiver rather than for three years following the fiscal year in which the expense was incurred. Please conform the arrangements and the disclosure accordingly or confirm that a FAS 5 analysis will be conducted and such analysis will be provided to the Trust’s independent registered public accounting firm.

2

Ms. White

U.S. Securities and Exchange Commission

November 8, 2019

Response:

The footnote has been modified to indicate the waiver and/or reimbursement is subject to repayment by the Fund within three years following the date in which the expense was incurred.

8.

Comment:

In the section of the proxy where Proposal 2 is discussed (see pages 12-13 of the proxy statement) provide additional information on what the 12b-1 fees were used for during the prior fiscal year.

Response:

The Trust has added disclosure stating that the 12b-1 fees were paid to the Trust’s distributor and used for general distribution purposes.

9.	Comment: In the section of the proxy titled “Voting Securities and Voting,” provide the shares outstanding information by class.

Response:

The Trust has updated the disclosures to provide shares outstanding by class.

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Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively

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